UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLECO POWER LLC

(a wholly owned subsidiary of Cleco Corporation)
(Exact name of registrant as specified in its charter)

Louisiana (State of incorporation or organization)	**72-0244480** (I.R.S. Employer Identification No.)
2030 DONAHUE FERRY ROAD **PINEVILLE, LOUISIANA** (Address of principal executive offices)	**71360-5226** (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
6.50% NOTES DUE DECEMBER 1, 2035	**NEW YORK STOCK EXCHANGE**

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration statement file number to which this form relates: ___________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

ITEM 1. Description of Registrant's Securities to be Registered.

The class of securities to be registered hereby is the 6.50% Notes due December 1, 2035 (the "Notes") of Cleco Power LLC, a Louisiana limited liability company (the "Company"). A description of the Notes is set forth in the Registration Statement on Form S-3 of the Company (Registration No. 333-109507) filed with the Securities and Exchange Commission (the "Commission") on October 6, 2003, as amended by Pre-Effective Amendment No. 1 thereto filed with the Commission on December 18, 2003, Pre-Effective Amendment No. 2 thereto filed with the Commission on April 6, 2004, Pre-Effective Amendment No. 3 thereto filed with the Commission on May 28, 2004, Pre-Effective Amendment No. 4 thereto filed with the Commission on September 2, 2004, Pre-Effective Amendment No. 5 thereto filed with the Commission on December 17, 2004, Pre-Effective No. 6 thereto filed with the Commission on April 8, 2005, Pre-Effective No. 7 thereto filed with the Commission on May 20, 2005 and Pre-Effective Amendment No. 8 thereto filed with Commission on June 9, 2005 and declared effective by the Commission on June 14, 2005 (as amended, the "Registration Statement"), the Prospectus relating thereto dated June 14, 2005 and the Prospectus Supplement to the Prospectus dated November 22, 2005 and filed with the Commission on November 23, 2005 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the "Securities Act"), which description is incorporated herein by reference. Any form of prospectus or prospectus supplement that includes such description that is subsequently filed by the Company as part of an amendment to the Registration Statement or otherwise pursuant to Rule 424(b) under the Securities Act is hereby incorporated by reference herein.

ITEM 2.   Exhibits.

The following exhibits are incorporated herein by reference.

		SEC FILE OR REGISTRATION NUMBER	REGISTRATION STATEMENT OR REPORT	EXHIBIT NUMBER
(1)	Indenture dated as of October 1, 1988 between Central Louisiana Electric Company, Inc. (predecessor of the Company), and Bankers Trust Company, as Trustee	333-132832	S-3 (3/30/06)	4(a)(1)
(2)	First Supplemental Indenture, dated as of December 1, 2000, between Cleco Utility Group Inc. (predecessor of the Company) and The Bank of New York	333-52540	S-3/A (1/26/01)	4(a)(2)
(3)	Second Supplemental Indenture, dated as of January 1, 2001, between Cleco Power LLC and The Bank of New York	333-52540	S-3/A (1/26/01)	4(a)(3)
(4)	Third Supplemental Indenture, dated as of April 26, 2001, between Cleco Power LLC and the Bank of New York	1-5663	8-K (4/26/01)	4(a)
(5)	Fourth Supplemental Indenture, dated as of February 1, 2002, between Cleco Power LLC and the Bank of New York	1-5663	8-K (2/06/02)	4.1
(6)	Fifth Supplemental Indenture, dated as of May 1, 2002, between Cleco Power LLC and the Bank of New York	1-5663	8-K (5/8/02)	4.1

(7)	Sixth Supplemental Indenture, dated as of April 28, 2003, between Cleco Power LLC and the Bank of New York	1-5663	8-K (4/28/03)	4.1
(8)	Seventh Supplemental Indenture, dated as of July 6, 2005, between Cleco Power LLC and the Bank of New York Trust Company, N.A	1-5663	8-K (7/6/05)	4.1
(9)	Eighth Supplemental Indenture, dated as of November 30, 2005, between Cleco Power LLC and the Bank of New York Trust Company, N.A	1-5663	8-K (11/28/05)	4.1
(10)	Ninth Supplemental Indenture, dated as of June 3, 2008, between Cleco Power LLC and the Bank of New York Trust Company, N.A.	1-5663	8-K (6/2/08)	4.1
(11)	Agreement of Resignation, Appointment and Acceptance (appointing successor Trustee) dated as of April 1, 1996 by and among Central Louisiana Electric Company, Inc. (predecessor of the Company), Bankers Trust Company and The Bank of New York	333-02895	S-3 (4/29/96)	4(a)(2)
(12)	Form of Note (included in Exhibit (9))	1-5663	8-K (11/28/05)	4.2

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CLECO POWER LLC

Date: October 1, 2009   By: /s/ Charles A. Mannix
                                         Charles A. Mannix
                                         Vice President - Tax and Treasurer